Exhibit 99.1

Steakholder Foods® Signs First Ever Multi-Million-Dollar
Agreement with GCC Governmental Body to Commercialize its 3D Bio-Printing Technology

The collaboration aims to address local food security goals by leveraging Steakholder Foods' expertise in 3D printing for structured food and hybrid-cultivated fish and meat production

Rehovot, Israel, July 24, 2023 — Steakholder Foods Ltd. (Nasdaq: STKH), an international deep-tech food company at the forefront of the cultivated meat industry, today announced that it has entered into a Memorandum of Agreement for Strategic Cooperation (MOA) with an accredited GCC-based governmental body as Steakholder Foods’ strategic partner, to advance food security efforts through the application of Steakholder Foods’ groundbreaking 3D printing technology. Commencing with an investment by the strategic partner in the construction of a pilot plant to produce printed hybrid-fish products, the MOA eventually aims to create a first-of-its-kind large-scale production facility in the Persian Gulf region. The agreement foresees a material initial down payment to Steakholder Foods for the procurement of its 3D-printer technologies, followed by a milestone-based sales and procurement plan for industrial-scale output.

(Images from left to right: Steakholder Foods’ cooked 3D-printed hybrid-fish fillet; Steakholder Foods’ Dropjet 3D-printer).

The MOA is intended to contribute to the scalability of Steakholder Foods’ 3D-printed food technology in territories in the Gulf Cooperation Council (“GCC”), which represents the economic union between Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, and the United Arab Emirates.

The collaboration between the partners will leverage Steakholder Foods' expertise in providing mature Ready-to-Cook (RTC) 3D printer technologies and customized bio-inks, tailored to produce a wide range of species-specific cultivated fish and meat products, as well as vegetable-based products. The partners also seek to utilize Steakholder Foods’ advanced technology to overcome the limitations of traditional fish and meat production, ensuring consistent, nutritious, and safe food products that closely mimic the taste, texture, and appearance of conventional meat, fish and vegetable-based products. The collaborative efforts outlined in the MOA signify a shared vision and commitment to food security, in a future where access to nutritious and sustainable food is within reach for all.

Arik Kaufman, CEO of Steakholder Foods: "After intensive years of development, Steakholder Foods is excited to sign this first agreement with a strategic partner, generating our first income stream that represents one of the first substantial income agreements for a company in the cultivated meat industry, a huge step forward. We believe that we have chosen the right partner, and together, we are committed to advancing the cause of food security and creating a positive impact on the world."

Yair Ayalon, VP of Business Development at Steakholder Foods: “This strategic partnership marks a pivotal moment in our journey to commercialize our 3D printing capabilities. Looking ahead, we remain committed to pursuing additional strategic partnerships to enable us to deliver innovative solutions for the foodtech industry.”

About Steakholder Foods

Steakholder Foods Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company-initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH” (formerly MITC), with headquarters in Rehovot, Israel.

The company is developing a slaughter-free solution for producing cellular agriculture meat products, such as beef and seafood, by offering manufacturers the ability to produce a cultivated meat product that aims to closely mimic the taste, texture, and appearance of traditional meat— as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 4, 2023.  New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com

Nasdaq listed STKH	5 David Fikes St. Rehovot, 7632805 Israel	PO Box 4061 Ness Ziona Israel +972-73-332-2853	www.steakholderfoods.com info@steakholderfoods.com